SERACARE LIFE SCIENCES, INC.
37 Birch Street
Milford, MA 01757
July 15, 2008
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Adam F. Turk

Re:	SeraCare Life Sciences, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on July 14, 2008
(File No. 333-151773) (the “Registration Statement”)
Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 Noon Washington, D.C. time on July 18, 2008 or as soon as practicable thereafter.
     The Company acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the offering of the securities specified in the above-referenced Registration Statement. In addition, in connection with the Company’s request for acceleration, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call Gregory A. Gould (508-244-6464) at the Company as soon as the Registration Statement has been declared effective.

Very truly yours, SERACARE LIFE SCIENCES, INC.
By:	/s/ Gregory A. Gould
	Name:	Gregory A. Gould
	Title:	Chief Financial Officer, Treasurer, Secretary and Principal Accounting Officer